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NEWS RELEASE

Results From Medicure’s MEND-1, Phase II Clinical Trial
Presented at Prestigious TCT Conference in Washington

WINNIPEG, Manitoba – September 26, 2003. Medicure Inc. (TSX:MPH), a cardiovascular drug discovery and development company, is pleased to announce that the results from the MEND-1 study, a phase II clinical trial evaluating the cardioprotective effects of MC-1, were presented at the Transcatheter Cardiovascular Therapeutics (TCT) 2003 Scientific Sessions in Washington, D.C. The presentation was made by Dr. David Kandzari, Assistant Professor of Medicine and Director of Interventional Cardiology Research at the Duke Clinical Research Institute in Durham, North Carolina.

“The positive results from MEND-1 demonstrated the potential for MC-1 to have cardioprotective effects by significantly reducing the amount of damage to the heart in high-risk patients undergoing angioplasty,” said Dr. Kandzari. “This is quite noteworthy, because developments such as this will improve the early and late clinical outcomes of cardiovascular patients at risk for developing myocardial ischemia, infarction, and reperfusion injury.”

The MEND-1 trial was a randomized, placebo-controlled, blinded study, which evaluated the extent of damage to the heart muscle caused by ischemia and ischemic reperfusion injury in 60 high-risk cardiovascular patients undergoing angioplasty. Patients enrolled in this study were determined to be at increased risk for periprocedural ischemic complications. The trial was conducted at sites in Canada and the United States and was managed by the Duke Clinical Research Institute, a recognized leader in cardiovascular clinical trials, clinical drug research and the evaluation of novel therapeutics.

“The TCT conference is one of the most important events for physicians and medical practitioners in the fields of interventional cardiology and interventional vascular medicine, and we were delighted to have had our MEND-1 results presented by Dr. Kandzari,” said Albert D. Friesen, PhD, Medicure’s President and Chief Executive Officer. “It is significant for Medicure to have these results presented to the opinion leaders in the field in which MC-1 will be used.”

The TCT conference is the largest international symposium designed for physicians and other healthcare professionals with a special interest in the field of interventional vascular therapy and vascular medicine. It has become the pre-eminent source for clinical and technical information and physician education in these rapidly evolving fields.

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine. The Company’s lead drug, MC-1, is focused on the prevention and treatment of ischemia, ischemic reperfusion injury, and stroke. The cardiovascular and stroke market is the largest pharmaceutical sector with annual global sales of over US $70 billion.

The Company’s second product candidate, MC-4232, is being targeted for the treatment of hypertension, a common disorder in which blood pressure remains abnormally high. Approximately 73% of the more than 50 million adult Americans who have hypertension, are not adequately treated.

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics and anti-thrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Derek Reimer	Don Bain
Chief Financial Officer	Director of Investor & Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicureinc.com
Web: www.medicureinc.com